                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)


                               DRUGSTORE.COM, INC.
                      -------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                      -------------------------------------
                         (Title of Class of Securities)

                                    26224110
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


L. Michelle Wilson                                     Scott L. Gelband
Amazon.com, Inc.                  with a copy to:      Perkins Coie LLP
1200 12th Avenue South, Suite                          1201 Third Avenue, 40th Floor
1200                                                   Seattle, Washington 98101
Seattle, Washington 98144                              (206) 583-8888
(206) 266-1000



--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 4, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

------------

       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)


CUSIP NO.     26224110                                        PAGE 2 OF 12 PAGES
-----------  -------------------------------------------------------------------
              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Amazon.com, Inc.   91-1646860
-----------  -------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
     2                                                                  (b) [ ]
-----------  -------------------------------------------------------------------
              SEC USE ONLY
     3
-----------  -------------------------------------------------------------------
              SOURCE OF FUNDS*
     4        WC
-----------  -------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
     5
-----------  -------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6        Delaware
-----------  -------------------------------------------------------------------
                                      SOLE VOTING POWER
                                 7    15,463,339(1)
                             ---------------------------------------------------
          NUMBER OF
           SHARES                     SHARED VOTING POWER
        BENEFICIALLY             8
          OWNED BY                    0
            EACH             ---------------------------------------------------
          REPORTING                   SOLE  DISPOSITIVE POWER
           PERSON                9
            WITH                      15,463,339(2)
                             ---------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                                10
                                      0
-----------  -------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11       15,463,339(3)
-----------  -------------------------------------------------------------------

       (1) Includes 2,500,000 shares of Common Stock issuable pursuant to the Warrant (as defined herein).


       (2) Includes 2,500,000 shares of Common Stock issuable pursuant to the Warrant (as defined herein).


       (3) Includes 2,500,000 shares of Common Stock issuable pursuant to the Warrant (as defined herein).

-----------  -------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [ ]
     12
-----------  -------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       22.6%(4)
-----------  -------------------------------------------------------------------
              TYPE OF REPORTING PERSON
     14       CO
-----------  -------------------------------------------------------------------


----------

      (4) This percentage is based on 68,276,897 shares of Common Stock outstanding as of August 04, 2000, which number of shares was provided to Amazon.com by drugstore.com and includes (i) 2,500,000 shares of Common Stock issuable upon exercise of the Warrant (as defined herein) which may be issued within 60 days of the date hereof, and (ii) 4,593,989 shares of Common Stock which may be issued within 60 days of the date hereof, if approved by the stockholders of drugstore.com, upon conversion of Preferred Stock (as defined herein) issued pursuant to the Preferred Stock Purchase Agreement (as defined herein).

ITEM 1. SECURITY AND ISSUER.

       This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on February 10, 2000 (the "Original Filing"), and relates to the common stock, $0.0001 par value per share (the "Common Stock"), of drugstore.com, inc., a Delaware corporation ("drugstore.com" or the "Issuer"). The principal executive and business office of drugstore.com is located at 13920 South Eastgate Way, Suite 300, Bellevue, WA 98005.

ITEM 2. IDENTITY AND BACKGROUND.

       The information contained in Item 2 of the Original Filing is hereby amended as follows:

       This Amendment No. 1 to Schedule 13D is filed by Amazon.com, Inc., a Delaware corporation ("Amazon.com"), whose principal business is online retail merchandising. The address of Amazon.com's principal business office is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

       The following provides certain information as to the directors and executive officers of Amazon.com (where no business address is given, the address is that of Amazon.com's principal executive and business offices stated in this Item 2):

AMAZON.COM DIRECTORS:

--------------------------------------------------------------------------------
NAME:                         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
--------------------------------------------------------------------------------
Jeffrey P. Bezos              Chairman of the Board and Chief Executive Officer
--------------------------------------------------------------------------------
Tom A. Alberg                 Principal in Madrona Venture Group
                              Madrona Venture Group
                              1000 Second Avenue, Suite 3700
                              Seattle, WA 98104
--------------------------------------------------------------------------------
Scott D. Cook                 Chairman of the Executive Committee of the Board
                              of Intuit, Inc.
                              Intuit, Inc.
                              2535 Garcia Ave.
                              Mountain View, CA 94043
--------------------------------------------------------------------------------
L. John Doerr                 General Partner
                              Kleiner Perkins Caufield & Byers
                              2750 Sand Hill Road
                              Menlo Park, CA 94025
--------------------------------------------------------------------------------
Patricia Q. Stonesifer        President and Chairman
                              Bill & Melinda Gates
                              Foundation
                              P.O. Box 23350
                              Seattle, WA 98102
--------------------------------------------------------------------------------


AMAZON.COM EXECUTIVE OFFICERS:

--------------------------------------------------------------------------------
NAME:                         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS*
--------------------------------------------------------------------------------
Jeffrey P. Bezos              Chief Executive Officer and Chairman of the Board
--------------------------------------------------------------------------------
Mark Britto                   Senior Vice President, Marketing & Cross-Site
                              Merchandising
--------------------------------------------------------------------------------
Richard L. Dalzell            Vice President and Chief Information Officer
--------------------------------------------------------------------------------
Warren C. Jenson              Senior Vice President and Chief Financial Officer
--------------------------------------------------------------------------------
Mark Peek                     Vice President, Finance, and Chief Accounting
                              Officer
--------------------------------------------------------------------------------
Diego Piacentini              Senior Vice President and General Manager,
                              International
--------------------------------------------------------------------------------
John D. Risher                Senior Vice President and General Manager,
                              U.S. Stores
--------------------------------------------------------------------------------
Jeffrey A. Wilke              Vice President and General Manager, Operations
--------------------------------------------------------------------------------

        * The present principal occupation of all executive officers of Amazon.com is with Amazon.com. The business address of all executive officers is Amazon.com, Inc., 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

        During the last five years, neither Amazon.com nor, to the best knowledge of Amazon.com, any person named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States of America, with the exception of Mr. Piacentini, who is citizen of Italy.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information contained in Item 3 of the Original Filing is hereby supplemented as follows:

        On July 30, 2000, drugstore.com, entered into a Stock Purchase Agreement (the "Common Stock Purchase Agreement") with Amazon.com and certain other Purchasers (as defined therein) pursuant to which on August 4, 2000, Amazon.com purchased 607,594 shares of Common Stock for $4.9375 per share, for an aggregate purchase price of $2,999,995.37. On July 30, 2000, drugstore.com also issued to Amazon.com an immediately exercisable warrant to purchase up to 2,500,000 shares of drugstore.com's Common Stock at an exercise price of $4.9375 per share (the "Warrant"). All of the funds used by Amazon.com to purchase the Common Stock pursuant to the Common Stock Purchase Agreement were obtained from Amazon.com's working capital. None of the funds used by Amazon.com to purchase the shares of Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

        In addition, on July 30, 2000, drugstore.com also entered into a Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") with L. John Doerr and certain other Purchasers (as defined therein) pursuant to which on August 4, 2000, Mr. Doerr purchased 10,126.58 shares of drugstore.com's Series 1 Preferred Stock, par value $.0001 per share (the "Preferred Stock") at a price per share of $493.75, for an aggregate purchase price of $4,999,998.87. Each share of Preferred Stock will be convertible into 100 shares of Common Stock upon the approval of drugstore.com's stockholders, which approval may be obtained within 60 days of the date of hereof.

ITEM 4. PURPOSE OF TRANSACTION.

        The information contained in Item 4 of the Original Filing is hereby supplemented as follows:

        Amazon.com acquired the Warrant and the Common Stock as a strategic investment.

        Amazon.com expects to evaluate on an ongoing basis drugstore.com's financial condition, business operations and prospects, the market price of the Common Stock, alternative investment opportunities, conditions in the securities market generally and other factors. Accordingly, Amazon.com reserves the right to change its plans and intentions at any time. Subject to compliance with applicable laws, Amazon.com may, at any time and from time to time, acquire or dispose of shares of Common Stock or other securities of drugstore.com pursuant to public or private offerings or otherwise. To the knowledge of Amazon.com, each of the directors and officers listed in Item 2 (as applicable) may make the same evaluation and reserves the same rights.

        Except as set forth above or as described in Item 6 of this Amendment No.1 to Schedule 13D, neither Amazon.com nor, to the best of Amazon.com's knowledge, any of the individuals named in Item 2 (as applicable), presently has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The information contained in Item 5 of the Original Filing is hereby amended as follows:

        (a) (1) As of the date of this Amendment No. 1 to Schedule 13D, Amazon.com beneficially owns 15,463,339 shares of Common Stock. Based on 68,276,897 shares of Common Stock outstanding as of August 4, 2000, (which number includes (i) the 2,500,000 shares of Common Stock issuable upon exercise of the Warrant which may be issued within 60 days of the date hereof and (ii) the 4,593,989 shares of Common Stock which may be issued within 60 days of the date hereof, if approved by the stockholders of drugstore.com, upon conversion of the Preferred Stock), Amazon.com's beneficial ownership represents approximately 22.6% of the total outstanding shares of Common Stock. Amazon.com does not beneficially own any outstanding shares of Common Stock of drugstore.com other than these 15,463,339 shares of Common Stock. The table below summarizes the beneficial ownership of Amazon.com's directors and executive officers:

AMAZON.COM DIRECTORS AND EXECUTIVE OFFICERS:
--------------------------------------------------------------------------------

NAME                          SHARES OF DRUGSTORE.COM COMMON STOCK BENEFICIALLY
                              OWNED
--------------------------------------------------------------------------------
Jeffrey P. Bezos               0
--------------------------------------------------------------------------------
Tom A. Alberg                  0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Scott D. Cook                  0
--------------------------------------------------------------------------------
L. John Doerr                  11,083,903(5)
--------------------------------------------------------------------------------
Patricia Q. Stonesifer         0
--------------------------------------------------------------------------------
Mark Britto                    0
--------------------------------------------------------------------------------
Richard L. Dalzell             0
--------------------------------------------------------------------------------
Mark Peek                      0
--------------------------------------------------------------------------------
Warren C. Jenson               0
--------------------------------------------------------------------------------
Diego Piacentini               0
--------------------------------------------------------------------------------
John D. Risher                 0
--------------------------------------------------------------------------------
Jeffrey A. Wilke               0
--------------------------------------------------------------------------------

        (2) As of the date of this Amendment No. 1 to Schedule 13D, L. John Doerr beneficially owns 11,083,903 shares of Common Stock, including the shares issuable upon conversion of the Preferred Stock. Based on 68,276,897 shares of Common Stock outstanding as of August 4, 2000, (which number includes (i) the 2,500,000 shares of Common Stock issuable upon exercise of the Warrant which may be issued within 60 days of the date hereof and (ii) the 4,593,989 shares of Common Stock which may be issued within 60 days of the date hereof, if approved by the stockholders of drugstore.com, upon conversion of the Preferred Stock), Mr. Doerr's beneficial ownership represents approximately 16.2% of the total outstanding shares of Common Stock. Mr. Doerr is not deemed to beneficially own any outstanding

----------------

        (5) Includes 6,313,633 shares of Common Stock held by Kleiner Perkins Caufield & Byers VIII, L.P. ("KPCB VIII"), 365,600 shares of Common Stock held by KPCB VIII Founders Fund, L.P., ("Founders Fund"), 351,538 shares of Common Stock held by KPCB Life Sciences Zaibatsu Fund II, L.P. and 2,500 shares of Common Stock held by KPCB IX Associates LLC. KPCB VIII and Founders Fund are wholly controlled by KPCB VIII Associates, L.P. KPCB Life Sciences Zaibatsu Fund II, L.P. is wholly controlled by KPCB VII Associates, L.P. As a general partner of each of KPCB VIII Associates, L.P. and KPCB VII Associates, L.P., and as a managing director of KPCB IX Associates LLC, Mr. Doerr may be deemed to beneficially own the shares of Common Stock controlled by those entities. Mr. Doerr disclaims beneficial ownership of the above shares of Common Stock except to the extent of his pecuniary interest in the shares.

        Also includes 28,715.7 shares of Preferred Stock held by KPCB VIII, 1,664.04 shares of Preferred Stock held by Founders Fund and 10,126.58 shares of Preferred Stock held by Mr. Doerr personally. Upon the approval of drugstore.com's stockholders, which approval may be obtained within 60 days of the date hereof, each share of Preferred Stock will be convertible into 100 shares of Common Stock. Mr. Doerr disclaims beneficial ownership of the shares of Preferred Stock held by KPCB VIII and Founders Fund, except to the extent of his pecuniary interest in such entities.

shares of Common Stock of drugstore.com other than these 11,083,903 shares of Common Stock. With the exception of the 10,126.58 shares of Preferred Stock purchased by Mr. Doerr in his individual capacity, Mr. Doerr disclaims beneficial ownership of the shares of Common Stock and Preferred Stock held by the funds affiliated with Kleiner Perkins Caufield & Byers, except to the extent of his pecuniary interest in such entities. Amazon.com disclaims beneficial ownership of all shares beneficially owned by any of its executive officers and directors.

        (b) (1) Amazon.com has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, 15,463,339 shares of Common Stock.

                (2) Mr. Doerr has (assuming the conversion of Mr. Doerr's 10,126.58 shares of Preferred Stock) the sole power to vote and to direct the vote of, and the sole power to dispose and to direct the disposition of, 1,012,658 shares of Common Stock and, with certain funds affiliated with Kleiner Perkins Caufield & Byers, shared voting power to vote and direct the vote of, and shared power to dispose and direct the disposition of, 10,071,245 shares of Common Stock.

        (c) Except as described in Items 3 and 4 above, neither Amazon.com nor any of its directors or executive officers has effected any transactions in the Common Stock during the past 60 days.

        (d) No other person is known to Amazon.com to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Amazon.com on the date of this Amendment No. 1 to Schedule 13D.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information contained in Item 6 of the Original Filing is hereby supplemented as follows:

        Under the terms of the Common Stock Purchase Agreement and the Preferred Stock Purchase Agreement, drugstore.com has agreed to cause either (i) a special meeting of its common stockholders within three months after August 4, 2000, for the purpose of approving the conversion of the Preferred Stock into Common Stock or (ii) the holders of the requisite number of shares of Common Stock to deliver written consents approving the conversion of such Preferred Stock into Common Stock. If drugstore.com fails to obtain the requisite stockholder approval within three months after August 4, 2000, then drugstore.com is obligated to repurchase all of the Preferred Stock at a price per share equal to the then current market price of drugstore.com's Common Stock multiplied by the number of shares of Common Stock into which one share of Preferred Stock would have been convertible. Pursuant to the terms of a voting agreement between drugstore.com and Amazon.com dated as of July 30, 2000 (the "Voting Agreement"), Amazon.com agreed to vote its shares of Common Stock to approve the conversion of the Preferred Stock. Mr. Doerr and Kleiner, Perkins, Caufield & Byers have entered into similar voting agreements with respect to the conversion of the Preferred Stock.

        Also pursuant to the terms of the Common Stock Purchase Agreement and the Preferred Stock Purchase Agreement, drugstore.com has agreed to use its best efforts to file a resale shelf registration statement (the "Registration Statement") with, and within 60 days of August 4, 2000 have such Registration Statement declared effective by, the Commission for purposes of registering the resale of the Common Stock issued pursuant to the Common Stock Purchase Agreement (and of the Common Stock issuable upon conversion of the Preferred Stock issued pursuant to the Preferred Stock Purchase Agreement). drugstore.com has further agreed to maintain the effectiveness of the Registration Statement until the earlier of (i) the eighteen month anniversary of the effective date of the Registration Statement and (ii) the date on which all shares of Common Stock have been resold by the Purchasers.

        In connection with Amazon.com's purchase of the Common Stock, Amazon.com entered into an agreement with drugstore.com (the "Lock Up Agreement") with respect to the transfer, sale or other disposition of any shares of drugstore's Common Stock, including the shares purchased pursuant to the Common Stock Purchase Agreement, held by Amazon.com such that Amazon.com will not, without the prior written consent of drugstore.com and subject to certain exceptions, during the period commencing July 30, 2000 and ending 180 days after the date of the effectiveness of the Registration Statement, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock. Mr. Doerr and Kleiner, Perkins, Caufield & Byers have also each entered into agreements that are similar to the Lock Up Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT
NUMBER
--------

   1 Common Stock Purchase Agreement dated as of July 30, 2000 between drugstore.com, Amazon.com and the other Purchasers (as defined therein)

   2. Preferred Stock Purchase Agreement dated as of July 30, 2000 between drugstore.com, L. John Doerr and the other Purchasers (as defined therein)

   3           Certificate of Designation of Series 1 Preferred Stock

   4           Warrant for the Purchase of Shares of Common Stock

   5 Lock Up Agreement dated as of July 30, 2000 between drugstore.com and Amazon.com

   6 Voting Agreement dated as of July 30, 2000 between drugstore.com and Amazon.com

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 16, 2000
                                            ------------------------------------


                                            AMAZON.COM, INC.


                                            /s/ MARK BRITTO
                                            ------------------------------------
                                            By:  Mark Britto
                                            Title: Senior Vice President,
                                                   Marketing & Cross-Site
                                                   Merchandising

                                  EXHIBIT INDEX

EXHIBIT
NUMBER
-------
   1.          Common Stock Purchase Agreement dated as of July 30, 2000 between
               drugstore.com, Amazon.com and the other Purchasers (as defined therein)

   2. Preferred Stock Purchase Agreement dated as of July 30, 2000 between drugstore.com, L. John Doerr and the other Purchasers (as defined therein)

   3           Certificate of Designation of Series 1 Preferred Stock

   4           Warrant for the Purchase of Shares of Common Stock

   5 Lock Up Agreement dated as of July 30, 2000 between drugstore.com and Amazon.com

   6 Voting Agreement dated as of July 30, 2000 between drugstore.com and Amazon.com